Truck Hero, Inc.

5400 S. State Road

Ann Arbor, Michigan 48104

December 21, 2016

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Attn: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Re:	Truck Hero, Inc. Request to Withdraw (i) Registration Statement on Form S-1 (File No. 333-207477) and (ii) Registration Statement on Form 8-A (File No. 001-37631)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Truck Hero, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-207477) together with all exhibits and amendments thereto, which was initially filed on October 19, 2015, and with respect to the Registration Statement on Form 8-A (File No. 001-37631), which was filed on November 13, 2015 (collectively, the “Registration Statement”).

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at breminder@thicorp.com, with a copy to Bradley C. Weber, Goodwin Procter LLP, via email at bweber@goodwinlaw.com.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Bradley C. Weber of Goodwin Procter LLP, counsel to the Company, by telephone at (650) 752-3226.

Very truly yours,

/s/ William Reminder
Name: William Reminder
Title: Chief Executive Officer

cc:	Bradley C. Weber, Goodwin Procter LLP

Jon M. Herzog, Goodwin Procter LLP

Jim Bresingham, Truck Hero, Inc.

Marla Zwas, Truck Hero, Inc.